Exhibit 99.2

HIGHLAND INCOME FUND

2515 McKinney Avenue

Suite 1100

Dallas, Texas 75201

(800) 357-9167

SUPPLEMENT NO. 2 TO THE PROXY STATEMENT DATED JULY 9, 2021

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 20, 2021

On July 9, 2021, Highland Income Fund (the “Fund”) mailed to its shareholders a definitive proxy statement for the Fund’s special meeting of shareholders to be held on August 20, 2021 (the “Special Meeting”). On August 13, 2021, the Fund filed with the Securities and Exchange Commission (the “SEC”) a supplement to the proxy statement describing certain changes to the disclosure contained in the proxy statement (as supplemented, the “Proxy Statement”).

This supplement (“Supplement No. 2”) describes additional changes to the disclosure contained in the Proxy Statement and should be read in conjunction with the Proxy Statement. Except as described in this Supplement No. 2, the information provided in the Proxy Statement continues to apply and should be considered in voting your shares. Terms used, but not otherwise defined herein, have the meanings assigned to them in the Proxy Statement.

Notice is hereby given to the Fund’s shareholders, that:

On August 13, 2021, the Adviser announced its recommendation that the Board approve a tender offer pursuant to which the Fund will purchase for cash up to $50 million in aggregate value of Common Shares at a price equal to 95% of the net asset value per Common Share as of the close of business on the business day before the tender offer expires (the “Tender Offer”). The Tender Offer was to be contingent upon the Fund obtaining shareholder approval of the Proposals at the Special Meeting and upon obtaining the Board’s approval for the Tender Offer.

On August 16, 2021, the Board approved the Tender Offer. Accordingly, if the Proposals are approved by shareholders at the Special Meeting, the Tender Offer is expected to commence as soon as practicable after the date of shareholder approval of the Proposals, but in any event not later than 60 days after such date.

The Tender Offer will be separate from, and in addition to, the Company Buyback Program and the Management Purchase Plan. Any purchases made pursuant to the Company Buyback Program and the Management Purchase plan will be conducted in compliance with applicable laws and regulations, which means such purchases are not permitted to commence until the expiration of at least ten business days after the date of termination of the Tender Offer.

This Supplement No. 2 is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Fund. Upon commencement of the Tender Offer, the Fund will file with the SEC a Schedule TO containing an offer to purchase, forms of letters of transmittal and related exhibits. These documents will contain important information about the Tender Offer and Shareholders are urged to read them carefully when they become available. Shareholders may obtain free copies of the Tender Offer Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained after the commencement of the Tender Offer by directing a request to the Fund.

The Fund’s shareholders are not required to take any action at this time. The supplemental information provided above does not have any impact on the proposals on which the Fund’s shareholders will vote at the Special Meeting.

YOUR PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF

HIGHLAND INCOME FUND

THIS SUPPLEMENT NO. 2 SHOULD BE READ IN CONJUNCTION WITH THE PROXY STATEMENT

By order of the

Board of Trustees

/s/ Stephanie Vitiello
Stephanie Vitiello
Secretary

August 17, 2021

Dallas, Texas